UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Nobel Biocare AB

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Total Number of Pages in this Document: 4

Sweden

(Jurisdiction of Subject Company's Incorporation or Organization)

Nobel Biocare Holding AG

(Name of Person(s) Furnishing Form)

Ordinary shares of Nobel Biocare AB

(Title of Classes of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Nobel Biocare AB
Box 5190
402 26 Göteborg, Sweden
Attention: Thomas Nortoft
Telephone: 011 46 0 318 188 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 28, 2002

(Date Tender Offer/Rights Offering Commenced)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL BIOCARE HOLDING AG

By: /s/ Heliane Canepa

Name: Heliane Canepa
Title: President

Dated: May 31, 2002

PART I – INFORMATION TO BE SENT TO SECURITY HOLDERS:

Item 1. *Home Jurisdiction Documents*

1. Offer Document, dated May 27, 2002 (the "Offer Document"), issued in connection with the offer (the "Offer") being made by Nobel Biocare Holding AG to acquire all the existing shares of Nobel Biocare AB.*

2. Forms of Acceptance for the Offer.*

Item 2. *Informational Legends*

See Item 1 above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits:

1. Press release, dated May 27, 2002, announcing the Offer.*

2. Press release, dated May 30, 2002, announcing the approval of the Offer Document by the Stockholm Stock Exchange.

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* Previously furnished to the Securities and Exchange Commission on Form CB on May 28, 2002.

Announcement of Share Exchange Offer to the Shareholders of Nobel Biocare AB

An Offer Document for the exchange of shares of the shareholders in Nobel Biocare AB (publ) for shares in Nobel Biocare Holding AG has been approved by the Stockholm Stock Exchange, (Stockholmsbörsen), Sweden.

The Offer Document can be ordered from Nobel Biocare AB, Box 5190, SE-402 26 *Gothenburg, Sweden, Phone +46 31 81 88* 00, Fax +46 31 16 31 52.

NOBEL BIOCARE HOLDING AG

SECRETARY'S CERTIFICATE

I, Michaela Ahlberg, do hereby certify that I am the Secretary of Nobel Biocare Holding AG, a company incorporated under the laws of Switzerland ("Nobel Biocare"), and do hereby further certify that, attached hereto as Exhibit A, is a true, correct and complete copy of the resolutions of the Board of Directors of Nobel Biocare dated as of May 26, 2002, and such resolutions have not been modified, amended or rescinded and remains in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 27th day of May, 2002.

Michaela Ahlberg
Secretary

I, Heliane Canepa, President of Nobel Biocare, do hereby certify that Michaela Ahlberg is, and has been at all times since and including May 26, 2002, the duly elected and qualified Secretary of Nobel Biocare and that the signature set forth above is her genuine signature.

IN WITNESS WHEREOF, I have executed this Certificate as of the 27th day of May, 2002.

Heliane Canepa
President

NOBEL BIOCARE HOLDING AG

RESOLUTIONS OF THE BOARD OF DIRECTORS

May 26, 2002

WHEREAS, the Board of Directors of Nobel Biocare Holding AG, a company incorporated under the laws of Switzerland (the "Company"), has approved the proposed offer (the "Offer") by the Company to the shareholders of Nobel Biocare AB, a company incorporated under the laws of Sweden (the "Old Company"), to acquire all of the shares of the Old Company in exchange for newly issued shares of the Company;

WHEREAS, the Offer is being extended into the United States in reliance upon the exemptions set forth in Rule 14d-1(c) promulgated under the Securities Exchange Act of 1934, as amended, and Rule 802 promulgated under the Securities Act of 1933, as amended, pursuant to which certain forms must be furnished by the Company to the Securities and Exchange Commission (the "SEC") in connection with the Offer;

NOW, THEREFORE, BE IT RESOLVED, that, Heliane Canepa, hereby is, authorized, in the name of and on behalf of the Company, to prepare, execute and furnish to, or file with, the SEC, as the case may be: (i) a Tender Offer Notification on Form CB; (ii) an Appointment of Agent for Service of Process and Undertaking on Form F-X; and (iii) any and all other documents required to be furnished to, or filed with, the SEC in connection with the Offer.

....

Hans Jörg Graf

Director of the Board

I hereby certify that this is a true copy

Michael [illegible]

General Counsel

Secretary